Aspen
141 Front Street
Hamilton HM19
Bermuda

PO Box HM 2729
Hamilton HMLX
Bermuda

T-1 441 295 8201
aspen.co
January 9, 2012
VIA FAX AND EDGAR
Jim B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street N.E.
Washington D.C. 20549

Re:	Aspen Insurance Holdings Limited
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed February 25, 2011
File No. 001-31909
Dear Mr. Rosenberg:
Further to your letter of December 15, 2011, and our subsequent letter of December 20, 2011, we have set out below our responses to the questions raised, proposed disclosures and where necessary provided additional analysis.
For your convenience, we set forth in this letter (the “Response Letter”) each comment from your letter in bold typeface and include the Company’s response below each such comment.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Valuation of Investments, page 123
1.	You disclose in the table on page 124 that index providers represented 85.2% and 81.4% of the pricing sources for your fixed-income investments in 2010 and 2009. You also disclose that your index service providers have the highest priority in your price source hierarchy. Please tell us:
•	What information the index service providers provided you;

•	The specific investments for which the information was used;

•	How the information was used to determine fair value of the investments; and

•	The processes used by management to determine that the information provided by index providers was appropriate.
In response to the Staff’s specific comments above we intend to supplement our existing disclosures in our forthcoming Annual Report on Form 10-K for the year ended December 31, 2011 in the appropriate place in a manner consistent with the proposed disclosure below. The proposed underlined disclosure would be additional to our current disclosure.

Valuation of Fixed Income, Equities and Short Term Available for Sale Investments and Fixed Income and Short-Term Trading Investments
     Fair Value Measurements. Our estimates of fair value for financial assets and liabilities are based on the framework established in the fair value accounting guidance included in ASC Topic 820, “Fair Value Measurements and Disclosures.” The framework prioritizes the inputs, which refer broadly to assumptions market participants would use in pricing an asset or liability, into three levels, which are described in more detail below.
Fixed Maturities
The Company’s fixed income maturity securities are classified as either available for sale or trading and carried at fair value. At December 31, 2011 and December 31, 2010, the Company’s fixed income instruments were valued by pricing services, index providers or broker-dealers, using standard market conventions. Our approach to obtaining pricing information from pricing services and index providers is the same. The market conventions utilize market quotations, market transactions in comparable instruments and various relationships between instruments including, but not limited to, yield to maturity, dollar prices and spread prices in determining value. The pricing sources are primarily internationally recognized independent pricing services and broker-dealers.
Independent Pricing Services and Index Providers. Pricing services and index providers, provide pricing for less complex, liquid securities based on market quotations in active markets. Pricing services and index providers supply prices for a broad range of securities including those for actively traded securities, such as Treasury and other Government securities, in addition to those that trade less frequently or where valuation includes reference to credit spreads, pay down and pre-pay features and other observable inputs. These securities include Government Agency, Municipals, Corporate and Asset-Backed Securities.
     For securities that may trade less frequently or do not trade on a listed exchange, these pricing services may use matrix pricing consisting of observable market inputs to estimate the fair value of a security. These observable market inputs include: reported trades, benchmark yields, broker-dealer quotes, issuer spreads, two-sided markets, benchmark securities, bids, offers, reference data, and industry and economic factors. Additionally, pricing services may use a valuation model such as an option adjusted spread model commonly used for estimating fair values of mortgage-backed and asset-backed securities.
     Broker-Dealers. We obtain quotes from broker-dealers who are active in the corresponding markets when prices are unavailable from independent pricing services or index providers. Generally, broker-dealers value securities through their trading desks based on observable market inputs. Their pricing methodologies include mapping securities based on trade data, bids or offers, observed spreads and performance on newly issued securities. They may also establish pricing through observing secondary trading of similar securities. Quotes from broker-dealers are non-binding.
     The Company obtains prices for all of its fixed income investment securities via its third-party accounting service provider, in the majority of cases receiving a number of quotes so as to obtain the most comprehensive information available to determine a security’s fair value. A single valuation is applied to each security based on the vendor hierarchy maintained by our third-party accounting service provider.

     At December 31, 2011, we obtained an average of [X] quotes per investment, compared to 2.9 quotes at December 31, 2010. Pricing sources used in pricing our fixed income investments at December 31, 2011 and December 31, 2010, respectively, were as follows:

	Twelve Months	Twelve Months
	Ended	Ended
	December 31,	December 31,
	2011	2010
Index providers		85%
Pricing services		13%
Broker-dealers		2%

Total		100%

     At December 31, 2011, pricing for approximately X% (2010 — 85%) of our total fixed maturities was based on prices provided by internationally recognized index providers. A summary of securities priced using pricing information from index providers at December 31, 2011 and December 31, 2010 is provided below:
     Fixed Income Maturities— Available For Sale

	December 31, 2011		December 31, 2010
	Fair Market		Fair Market
	Value	% of Total	Value	% of Total
	Determined	Fair Value	Determined	Fair Value
	using Prices	by	using Prices	by
	from Index	Security	from Index	Security
	Providers	Type	Providers	Type
U.S. Government			$725.4	100%
U.S. Agency			261.7	87%
Municipal			29.6	96%
Corporate			1,809.1	92%
FDIC Guaranteed Corporate			86.4	69%
Non-U.S. Government-backed Corporate			185.8	81%
Foreign Government			486.3	79%
Asset-backed			39.3	67%
Non-agency commercial mortgage-backed				—
Agency Mortgage-backed			919.8	78%

Total Fixed Maturities — Available for Sale			4,543.4	85%
     Fixed Income Maturities — Trading.

	December 31, 2011		December 31, 2010
	Fair Market		Fair Market
	Value	% of Total	Value	% of Total
	Determined	Fair Value	Determined	Fair Value
	using Prices	by	using Prices	by
	from Index	Security	from Index	Security
	Providers	Type	Providers	Type
U.S. Government			$48.3	100%
U.S. Agency			0.5	100%
Municipal			2.9	88%
Corporate			315.4	93%
Asset-backed			39.3	67%
Foreign Government			2.7	29%

Total Fixed Maturities — Trading			369.8	91%

     The Company, in conjunction with its third-party accounting service provider, obtains an understanding of the methods, models and inputs used by the third-party pricing service and index provider to assess the on-going appropriateness of vendors’ prices. The Company and its third party accounting service provider also have controls in place to validate that amounts provided represent fair values.
     Processes to validate and review pricing include, but are not limited to:
•	quantitative analysis (e.g., comparing the quarterly return for each managed portfolio to its target benchmark, with significant differences identified and investigated);

•	comparison of market values obtained from pricing services, index providers and broker-dealers against fund manager pricing where further investigation is completed when significant differences exist for pricing of individual securities between pricing sources;

•	initial and ongoing evaluation of methodologies used by outside parties to calculate fair value; and

•	comparison of the fair value estimates to our knowledge of the current market and on a sample basis against alternative internationally recognized independent pricing sources.
     Prices obtained from pricing services, index providers and broker-dealers are not adjusted by us; however, prices provided by a pricing service, index provider or broker-dealer in certain instances may be challenged based on market or information available from internal sources, including those available to our third-party investment accounting service provider. Subsequent to any challenge, revisions made by the pricing service, index provider or broker-dealer to the quotes are supplied to our investment accounting service provider.
     Management reviews the vendor hierarchy maintained by our third-party accounting service provider in order to determine which price source provides the most appropriate fair value (i.e. a price obtained from a pricing service with more seniority in the hierarchy will be used over a less senior one in all cases). The hierarchy level assigned to each security in the Company’s available for sale and trading portfolios is based upon its assessment of the transparency and reliability of the inputs used in the valuation as of the measurement date. The hierarchy of index providers and pricing services is determined using various qualitative and quantitative points arising from reviews of the vendors conducted by the Company’s third-party accounting service provider. Vendor reviews include annual onsite due diligence meetings with index providers and pricing services vendors covering valuation methodology, operational walkthroughs and legal and compliance updates. Index providers are assigned the highest priority in the pricing hierarchy due primarily to availability and reliability of pricing information.
     The Company’s fixed income securities are traded on the over-the-counter market, based on prices provided by one or more market makers in each security. Securities such as U.S. Government, U.S. Agency, Foreign Government and investment grade corporate bonds have multiple market makers in addition to readily observable market value indicators such as expected credit spread, except for Treasury securities, over the yield curve. The Company uses a variety of pricing sources to value our fixed income securities including those securities that have pay down/prepay features such as mortgage-backed securities and asset-backed securities in order to ensure fair and accurate pricing. The fair value estimates for the investment grade securities in the Company’s portfolio do not use significant unobservable inputs or modelling techniques.
     The Company considers prices for actively traded securities to be derived based on quoted prices in an active market for identical assets, which are Level 1 inputs in the fair value hierarchy. As the fair values of our U.S. Treasury securities are based on unadjusted market prices in active markets, they are classified within Level 1. As identified in the tables above, the majority of securities are valued using prices supplied by index providers.
     The Company considers prices for other securities that may not be as actively traded which are priced via pricing services, index providers vendors and broker-dealers, or with reference to interest rates and yield curves, to be derived based on inputs that are observable for the asset, either directly or indirectly, which are Level 2 inputs in the fair value hierarchy. As identified in the table above, these securities are also valued using prices supplied by index providers
     The Company considers securities, other financial instruments and derivative insurance contracts subject to fair value measurement whose valuation is derived by internal valuation models to be based largely on unobservable inputs, which are Level 3 inputs in the fair value hierarchy.
Consolidated Financial Statements
Notes to Consolidated Financial Statements
Note 19 — Concentrations of Credit Risk, page F-53

2.	You entered into interest rate swaps with a total notional amount of $500.0 million at December 31, 2010 and $1 billion at September 30, 2011 that mature between August 2, 2012 and November 9, 2020 to hedge your investment portfolio against increases in interest rates. In the event that any counterparties fail to meet their contractual obligations under these swaps, it appears you would be exposed to counterparty credit risks. Please provide us with the following information:
•	The names of the significant counterparties for your interest rate swaps;

•	The notional amounts and amounts due from each of these counterparties;

•	The processes and procedures you undertake to assess the financial strength and ability of the counterparties to perform on their obligations;

•	The nature of the non-cash collateral received from the swap counterparty at December 31, 2010 and how you determine the value of the non-cash collateral; and

•	The maximum amount of loss due to credit risk if the counterparties were to fail.
In response to the Staff’s specific comments above we intend to supplement our existing disclosures in our forthcoming Annual Report on Form 10-K for the year ended December 31, 2011 in the appropriate place where credit risk is discussed in more detail, in a manner consistent with the proposed disclosure below.
As of December 31, 2010, we had $500 million of notional interest rate swaps with Goldman Sachs International (“Goldman”) that had a Net Present Value (“NPV”) in our favor of $6.8 million for which Goldman posted collateral to us as of December 31, 2010 with a market value of $7.7 million. As at December 31, 2011, we had notional amounts of interest rate swaps of $1 billion with two counterparties, Goldman Sachs International ($500 million notional) and Crédit Agricole Corporate & Investment Bank (“Crédit Agricole”) ($500 million notional) under respective ISDA agreements.
As of December 31, 2011, our swap positions (NPV) under each of our interest rate swaps with Goldman and Crédit Agricole were [“negative” (i.e., in favor of Goldman and Crédit Agricole)] for which [we] posted collateral with a market value of $X.X million [in favor of Goldman] and $Y.Y million [in favor of Crédit Agricole].

Below is a description of the main processes and procedures we have undertaken to assess the financial strength and ability of our swap counterparties to perform their obligations:
•	We have ISDA master agreements with multiple potential counterparties to diversify our counterparty credit risk exposure as we deem appropriate.

•	We view senior unsecured debt ratings as the key factor in assessing the financial strength and probability of default of a counterparty. Accordingly, as of December 31, 2011, we have only entered into interest rate swap transactions with swap counterparties who have (or whose obligations are guaranteed by an affiliate that has) a senior unsecured debt rating of at least A-. As at December 31, 2011, the Goldman Sachs Group, Inc. (the guarantor of the obligations of Goldman under the Goldman ISDA Agreement) was rated ‘A1’ from Moody’s and ‘A’ from S&P and Crédit Agricole was rated ‘Aa3’ from Moody’s and ‘A+’ from S&P.

•	We protected the ability to maintain a minimum counterparty rating by negotiating provisions that permit us to terminate the ISDA agreements with our counterparties (and all interest rate swaps thereunder) if the rating of the counterparty (or its guarantor) fell below certain levels.

•	Our credit exposure to any one swap counterparty is the amount of uncollateralized NPV (i.e., the amount, if any, that the counterparty would owe us upon termination of the swap following a default by the counterparty that is unsecured by collateral that has been delivered by the counterparty to us). Under each ISDA agreement, we negotiated a maximum amount of unsecured credit risk (uncollateralized NPV) that we can be exposed to before the counterparty is required to post collateral to us. Such amount is called the Minimum Transfer Amount (“MTA”). If an Event of Default or certain other events (such as the downgrade event discussed above, a merger or other combination of the counterparty as a result of which the counterparty is materially weaker, or a change in law) has occurred and is continuing with respect to a counterparty, the MTA with respect to such party becomes zero, and the counterparty is required to post collateral for all amounts due to us.

•	The movement in the NPV of each interest rate swap is measured on a daily basis and settled on a daily basis if the amount required to be transferred to us is greater than the respective MTA of the ISDA agreement. Collateral required to be posted to us is required to be delivered to a collateral account held by our custodian. Therefore, our exposure to a counterparty’s credit risk is recalibrated on a daily basis. The permitted collateral that can be posted between the parties is cash and U.S. Treasuries of various maturities, but not exceeding 10 years. Valuation of the posted collateral is based on the closing market price of the posted Treasury from Bloomberg and applies a valuation percentage by type of security.
As of December 31, 2011, we estimated our maximum loss due to counterparties defaulting to be in the range of $4 million to $16 million, if we assume daily movement in the value of the swap of between 10 and 40 basis points. As collateral obligations are calculated on a daily basis, from a counterparty credit risk exposure we focus on the daily movement in the value of the swap. In the past seven years (2005-2011 inclusive), the biggest one day move in the swap market (using the 5 year swap as a proxy) was 39 basis points. If that movement were to occur in our favor, then our total exposure to counterparties we have as at December 31, 2011 would be approximately $16 million, approximately $8 million to each counterparty.

In response to the Staff’s comments, we acknowledge that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defence in any proceeding initiated by the Commission or any person under the federal laws of the United States.
Thank you for your consideration of the responses. If you have any further questions or comments, please contact me at 011-44-207-184-8212, Michael Groll of Dewey & LeBoeuf at 1-212-259-8616 or Joe Ferraro of Dewey & LeBoeuf at 011-44-207-459-5125.
Yours sincerely,
/s/ Richard Houghton
Richard Houghton
Chief Financial Officer
Aspen Insurance Holdings Limited

Cc:	Don Abbott, Staff Accountant
Gus Rodriguez, Accounting Branch Chief
U.S. Securities and Exchange Commission

Scott Kirk
Grahame Dawe
Michael Cain
Patricia Roufca
Aspen Insurance Holdings Limited

Philip Smart
KPMG Audit Plc

Michael Groll
Joseph Ferraro
Dewey & LeBoeuf LLP